November 13, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:
Prospect Acquisition Corp.
25,000,000 Units
Registration Statement on Form S-1
File No. 333-145110

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Prospect Acquisition Corp.'s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on November 14, 2007 at 2:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)
Date of preliminary prospectus: October 29, 2007

(ii)
Approximate dates of distribution: October 31, 2007—November 14, 2007

(iii)
Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 3

(iv)
Number of prospectuses so distributed: 8,112 approximately

(v)
Number of prospectuses distributed to others: 100 approximately

(vi)
Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

/s/ Peter Spinelli

Peter Spinelli
Vice President